News Release

Number 23, 2003

RESIN SYSTEMS COMPLETES $3,000,000 EQUITY FINANCING

Edmonton, Alberta, December 29, 2003: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, today announced that it has completed the private placement of 3,750,000 units of RSI at a price of $0.80 per unit for total gross proceeds of $3,000,000.  Each unit of RSI consists of one (1) common share and one (1) common share purchase warrant, each warrant entitling the holder thereof to acquire one (1) common share of RSI at an exercise price of $1.00 on or before the six month anniversary of the closing date of the private placement and at an exercise price of $1.25 on or before the twelve month anniversary of the closing date of the private placement.

RSI intends to use the proceeds of the offering to commercialize its industrial and consumer products as well as its Version® resins and for working capital.

All of the common shares and warrants issued by RSI pursuant to the private placement are subject to a four month hold period and are subject to restrictions on resale prior to April 29, 2004.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and products throughout the global marketplace.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as  amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@ howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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